STATE BANK
of Long Island

Thomas F. Goldrick, Jr.
Chairman & Chief Executive Officer

December 11, 2006

Mr. Richard Lashley
Principal
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540

Dear Mr. Lashley:

Thank you for your letter of November 14, 2006 addressed to the State Bancorp, Inc. Compensation Committee. The letter was shared with the full Board of Directors at its meeting held on November 21, 2006.

The Board was pleased to learn of your favorable reaction to the recently announced management succession plan which includes the appointment of Thomas O’Brien as President and Chief Operating Officer and CEO designate, to succeed Thomas Goldrick in January of 2008.

The Board appreciates your interest in the Company and your concern for its success, as well as your thoughtful comments on the employment contract with Mr. O’Brien. As you correctly note, the agreement provides a compensation package that focuses heavily on stock and options rather than salary and bonus. The goal of both the Board and Mr. O’Brien was to provide a heavily incented compensation package that very closely aligns his interests with those of company shareholders. In so doing, both sides were very ably represented by experienced counsel. The final agreement is the product of a full and fair arm’s length negotiation. The Board is of the opinion that the structure of this employment agreement is uniquely suited to fulfill these goals and was pleased with Mr. O’Brien’s evident expression of personal confidence in our company. It also is of the opinion that this agreement compares extremely favorably, from an investor perspective, with those found in other banking companies.

The option term was not a drafting oversight but instead is an integral component of the agreement that was negotiated. The absence of significant cash compensation for Mr. O’Brien throughout the 5 year term, the annual vesting schedule of the stock options and matters related to contract law are among the factors that weigh in favor of allowing any fully vested options to

Two Jericho Plaza. Jericho, New York 11753- (516) 465-2210 Fax (514) 465-6700 E-Mail: tgoldrick@statebankofli.com

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December 11, 2006
Mr. Richard Lashley

remain exercisable for the remaining term following a termination of employment for reasons other than cause in this particular case. The Board is of the view that this is reasonable under the circumstances. While a shorter expiration period is certainly typical in more traditional circumstances, we note that awards in those plans are provided as long term incentive compensation in addition to the recipient’s current cash income and not in lieu thereof. The existing company option plan that you reference is designed for those more customary awards.

To your point about a portion of Mr. O’Brien’s compensation being linked to a performance criteria, please note that the employment contract also provides for annual performance based incentive compensation.

You also note that highly sought after executives can often command equity compensation arrangements that price based on pre-announcement market prices so that the executive is not penalized by any post-announcement appreciation in the stock. The Board was deeply impressed that, from the beginning of discussions, Mr. O’Brien only sought a very transparent, “investor friendly” compensation package. The structure agreed to for Mr. O’Brien’s equity compensation was designed to be responsive to current investor concern over so-called “spring-loaded” arrangements made immediately prior to the public announcement of material events. It is the Board’s belief that this agreement fully comports with that worthy goal.

The Board welcomes dialogue with fellow shareholders. It is our hope that, upon reflection, you will understand the basis upon which these terms were negotiated. The Board has every confidence that the Company has secured the right person to become its next Chief Executive Officer. It can also assure its fellow shareholders that it will provide the resources necessary for him to succeed.

Thank you again for communicating with us.

Sincerely,

/s/ Thomas F. Goldrick

Thomas F. Goldrick
Chairman and Chief Executive Officer